Exhibit 3.1.14

ARTICLES OF AMENDMENT

TO ARTICLES OF INCORPORATION, AS AMENDED
OF INNOVATION1 BIOTECH INC.

Innovation1 Biotech Inc. (the ‘‘Company’’), a corporation organized and existing under the Revised Statutes of the State of Nevada (the ‘‘Nevada Revised Statutes’’), hereby certifies as follows:

1.	Pursuant to Sections 78.385 and 78.390 of the Nevada Revised Statutes, the amendment herein set forth has been duly approved by the Board of Directors and the holders of a majority of the outstanding voting power of the Company.

2.	Article 3 of Articles of Incorporation, as amended, is amended by amending and restating the initial paragraph as follows:

“Authorized Stock. The aggregate number of shares which the Corporation shall have authority to issue shall consist of fifteen billion and twenty-five million (15,025,000,000), consisting of fifteen billion (15,000,000,000) shares of common stock, par value $0.001 per share, and twenty-five million (25,000,000) of “blank check” preferred stock, par value

$0.001 per share (the “Preferred Stock”). The board of directors of the Corporation is authorized, subject to any limitation prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitation or restrictions thereof.”

3.	These Articles of Amendment to the Articles of Incorporation were duly adopted and approved by the shareholders of the Company on the 9th day of January 2025 and 23rd day of February 2025 in accordance with Section 78.390 of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to Articles of Incorporation as of the 23rd day of February, 2025.

Innovation1 Biotech Inc.

By:
Name: Francis Knuettel II
Title: Interim CEO